August 16, 2006

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Howard Efron
Staff Accountant – Division of Corporation Finance
Mail Stop 4561

Re:	Lionbridge Technologies, Inc. (the “Company” or “Lionbridge”)

File No. 000-26933 Form 10-K for the year ended December 31, 2005

Dear Mr. Efron:

The contents of this letter reflect Lionbridge’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 1, 2006. In addition to the response Lionbridge previously submitted on August 14, 2006, Lionbridge acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure contained in the filing; (ii) staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses or would like to discuss any of the matters covered in this letter, please contact me at (781) 434-6002.

Sincerely,

/s/ Stephen J. Lifshatz
Stephen J. Lifshatz Senior Vice President and Chief Financial Officer